United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Alberto 366,

Colonia Anahuac

11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statement on

Form F-3ASR (File No. 333-162217).

On March 24, 2010, Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”) filed its December 31, 2009 consolidated financial statements on Form 6-K, which included the report of its independent registered public accounting firm. Also on March 24, 2010, Teléfonos de México, S.A.B. de C.V. (“Telmex”) filed its December 31, 2009 consolidated financial statements on Form 6-K, which included the report of its independent registered public accounting firm. This Form 6-K is being filed so as to also incorporate by reference the auditor’s opinions on the Telmex Internacional 2009 consolidated financial statements and on the Telmex 2009 consolidated financial statements in certain outstanding shelf-registration statements of América Móvil, S.A.B. de C.V., and Radiomóvil Dipsa, S.A. de C.V.

Exhibits

Consent of Mancera, S.C., A member practice of Ernst & Young Global as auditors of Telmex Internacional	Exhibit 23.1

Consent of Mancera, S.C., A member practice of Ernst & Young Global as auditors of Telmex	Exhibit 23.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/S/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Date: May 18, 2010	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer